Exhibit 2

2020
FIRST QUARTER RESULTS
Stock Listing Information
Philippine Stock Exchange
Ticker: CHP
Investor Relations
+ 632 8849 3600
E-Mail:
chp.ir@cemex.com

Operating and Financial Highlights

	January – March			First Quarter
	2020	2019	% var	2020	2019	% var
Net sales	5,630	6,237	(10%)	5,630	6,237	(10%)
Gross profit	2,354	2,313	2%	2,354	2,313	2%
as % of net sales	42%	37%	5pp	42%	37%	5pp
Operating earnings before other income, net	521	625	(17%)	521	625	(17%)
as % of net sales	9%	10%	(1pp )	9%	10%	(1pp )
Controlling Interest Net Income	89	169	(47%)	89	169	(47%)
Operating EBITDA	1,082	1,096	(1%)	1,082	1,096	(1%)
as % of net sales	19.2%	17.6%	1.7pp	19.2%	17.6%	1.7pp
Free cash flow after maintenance capital expenditures	312	848	(63%)	312	848	(63%)
Free cash flow	(1,140)	783	N/A	(1,140)	783	N/A
Net debt[1]	7,147	17,396	(59%)	7,147	17,396	(59%)
Total debt[1]	13,481	21,281	(37%)	13,481	21,281	(37%)
Earnings per share[2]	0.01	0.03	(67%)	0.01	0.03	(67%)

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.
[2]	In Philippine Pesos

Net sales in the first quarter of 2020 decreased by 10% compared with the first quarter of 2019 due to lower volumes and lower prices.

Cost of sales was at 58% of sales during the first quarter of 2020 compared with 63% in the same period of 2019, a decrease of 5 pp on a year-over-year basis.

Costs in the same period in 2019 costs were affected by scheduled kiln maintenance of Solid Cement Plant, higher sales from cement imports, and consumption of purchased clinker in cement production, carried over as a result of the Naga landslide.

Fuel costs was at 24% of cost of sales, 6 pp higher on a year-over-year basis. Power costs remained flat at 18% of cost of sales. Absolute power costs decreased due to lower electricity prices and a rebate from the wholesale electricity spot market.

Operating expenses, as a percentage of sales, during the first quarter increased by 5 pp compared with the same period in 2019.

Distribution expenses was at 19% of sales during the first quarter of 2020, an increase of 4 pp year-over-year. Costs in the same period in 2019 considers higher sales sourced from cement imports, an effect of the Naga landslide incident.

Selling and administrative expenses was at 14% of sales during the first quarter of 2020, 2 pp higher year-over-year, due to lower sales

Operating EBITDA in the first quarter decreased by 1% year-over-year as March 2020 was impacted by the effects of COVID-19 quarantine measures.

Operating EBITDA margin in the first quarter of 2020 was at 19.2%, 1.7 pp higher compared to the same period in 2019.

Costs in the same period in 2019 costs were affected by scheduled kiln maintenance of Solid Cement Plant, higher sales from cement imports, and consumption of purchased clinker in cement production, carried over as a result of the Naga landslide.

Controlling interest net income in the first quarter decreased by 47% year-over-year due to lower operating earnings mostly as a result of COVID-19 community quarantine measures beginning mid-March 2020.

Total debt at the end of March 2020 was at PHP 13,481 million, of which PHP 11,392 million pertained to debt owed to BDO Unibank, Inc.

2020 First Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - March	First Quarter	First Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. Fourth Quarter 2019
Volume	(4%)	(4%)	9%
Price in PHP	(6%)	(6%)	(3%)

Our domestic cement volumes decreased by 4% year-over-year during the first quarter of 2020. An 8% increase in volumes during the first two months of the year was offset by the effects of the Enhanced Community Quarantine in Luzon, and other quarantine measures around the country during the second half of March 2020.

Our domestic cement prices were 6% lower year-over-year during the first quarter of 2020, reflecting declines during the second half of 2019 due to competitive dynamics.

2020 First Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - March			First Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	521	625	(17%)	521	625	(17%)
+ Depreciation and operating amortization	562	471		562	471

Operating EBITDA	1,082	1,096	(1%)	1,082	1,096	(1%)
- Net financial expenses	280	355		280	355
- Maintenance capital expenditures	49	90		49	90
- Change in working capital	332	(283)		332	(283)
- Income taxes paid	122	92		122	92
- Other cash items (net)	(12)	(6)		(12)	(6)

Free cash flow after maintenance capital expenditures	312	848	(63%)	312	848	(63%)
- Strategic capital expenditures	1,452	65		1,452	65

Free cash flow	(1,140)	783	N/A	(1,140)	783	N/A

In millions of Philippine Pesos

Debt Information

		First Quarter		Fourth Quarter
	2020	2019	% var	2019
Total debt(1)(2)	13,481	21,281	(37%)	20,063
Short term	5%	8%		9%
Long term	95%	92%		91%

Cash and cash equivalents	6,334	3,885	63%	1,399

Net debt	7,147	17,396	(59%)	18,664

Leverage Ratio(3)	3.20			3.47
Coverage Ratio(3)	4.08			3.73

	First Quarter
	2020	2019
Currency denomination
U.S. dollar	4%	26%
Philippine peso	96%	74%

Interest rate
Fixed	56%	41%
Variable	44%	59%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 8 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020.

2020 First Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January – March			First Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	5,629,916	6,237,427	(10%)	5,629,916	6,237,427	(10%)
Cost of sales	(3,275,817)	(3,924,246)	17%	(3,275,817)	(3,924,246)	17%

Gross profit	2,354,099	2,313,181	2%	2,354,099	2,313,181	2%
Selling and Administrative expenses	(767,455)	(735,596)	(4%)	(767,455)	(735,596)	(4%)
Distribution expenses	(1,065,804)	(952,950)	(12%)	(1,065,804)	(952,950)	(12%)

Operating earnings before other expenses, net	520,840	624,635	(17%)	520,840	624,635	(17%)
Other income (expenses), net	12,094	6,392	89%	12,094	6,392	89%

Operating earnings (loss)	532,934	631,027	(16%)	532,934	631,027	(16%)
Financial expenses, net	(279,540)	(355,236)	21%	(279,540)	(355,236)	21%
Foreign exchange gain (loss), net	(66,411)	(17,276)	(284%)	(66,411)	(17,276)	(284%)

Net income (loss) before income taxes	186,983	258,515	(28%)	186,983	258,515	(28%)
Income tax benefit (expenses)	(97,861)	(89,876)	(9%)	(97,861)	(89,876)	(9%)

Consolidated net income (loss)	89,122	168,639	(47%)	89,122	168,639	(47%)
Non-controlling interest net income (loss)	8	7	14%	8	7	14%

Controlling Interest net income (loss)	89,131	168,646	(47%)	89,131	168,646	(47%)

Operating EBITDA	1,082,436	1,095,935	(1%)	1,082,436	1,095,935	(1%)
Earnings per share	0.01	0.03	(67%)	0.01	0.03	(67%)

	as of March 31			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	64,327,986	59,890,672	7%	58,806,177	9%
Cash and Temporary Investments	6,334,330	3,885,268	63%	1,399,180	353%
Derivative Asset	0	17,020	(100%)	0
Trade Accounts Receivables	1,112,654	1,082,287	3%	892,951	25%
Other Receivables	53,497	90,123	(41%)	92,993	(42%)
Insurance Claims and Premium Receivables	92,662	638,466	(85%)	445,535	(79%)
Inventories	2,995,714	3,447,227	(13%)	3,013,444	(1%)
Assets Held for Sale	0	0		0
Other Current Assets	1,515,137	1,551,919	(2%)	1,672,392	(9%)
Current Assets	12,103,994	10,712,310	13%	7,516,495	61%
Fixed Assets	20,947,637	17,472,779	20%	19,937,723	5%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	882,515	974,819	(9%)	837,151	5%
Advances to Contractors	1,458,603	2,069,601	(30%)	1,606,397	(9%)
Deferred Income Taxes - net	1,061,446	787,372	35%	1,034,620	3%
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	31,276,355	31,705,583	(1%)	31,351,959	(0%)

Total Liabilities	21,939,210	30,985,907	(29%)	29,140,690	(25%)
Current Liabilities	8,383,231	10,651,666	(21%)	10,136,812	(17%)
Long-Term Liabilities	11,152,261	17,657,643	(37%)	16,549,640	(33%)
Deferred Tax Liability	1,624	129,657	(99%)	1,587	2%
Other Liabilities	2,402,094	2,546,941	(6%)	2,452,651	(2%)

Consolidated Stockholders’ Equity	42,388,776	28,904,765	47%	29,665,487	43%
Non-controlling Interest	162	186	(13%)	170	(5%)
Stockholders’ Equity Attributable to Controlling Interest	42,388,614	28,904,579	47%	29,665,317	43%

2020 First Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - March			First Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	110,767	119,705	(7%)	110,767	119,705	(7%)
Cost of sales	(64,451)	(75,312)	14%	(64,451)	(75,312)	14%

Gross profit	46,316	44,393	4%	46,316	44,393	4%
Selling and Administrative expenses	(15,099)	(14,118)	(7%)	(15,099)	(14,118)	(7%)
Distribution expenses	(20,969)	(18,288)	(15%)	(20,969)	(18,288)	(15%)

Operating earnings before other expenses, net	10,248	11,987	(15%)	10,248	11,987	(15%)
Other income (expenses), net	238	123	93%	238	123	93%

Operating earnings (loss)	10,486	12,110	(13%)	10,486	12,110	(13%)
Financial expenses, net	(5,500)	(6,817)	19%	(5,500)	(6,817)	19%
Foreign exchange gain (loss), net	(1,307)	(332)	(294%)	(1,307)	(332)	(294%)

Net income (loss) before income taxes	3,679	4,961	(26%)	3,679	4,961	(26%)
Income tax benefit (expenses)	(1,925)	(1,725)	(12%)	(1,925)	(1,725)	(12%)

Consolidated net income (loss)	1,754	3,236	(46%)	1,754	3,236	(46%)
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	1,754	3,236	(46%)	1,754	3,236	(46%)

Operating EBITDA	21,297	21,033	1%	21,297	21,033	1%

	as of March 31			as of December 31
BALANCE SHEET	2020	2019	% Var	2019	% Var
Total Assets	1,269,296	1,140,775	11%	1,161,259	9%
Cash and Temporary Investments	124,987	74,005	69%	27,630	352%
Derivative Asset	0	324	(100%)	0
Trade Accounts Receivables	21,954	20,615	6%	17,633	25%
Other Receivables	1,056	1,717	(38%)	1,836	(42%)
Insurance Claims and Premium Receivables	1,828	12,161	(85%)	8,798	(79%)
Inventories	59,110	65,661	(10%)	59,507	(1%)
Assets Held for Sale	0	0		0
Other Current Assets	29,896	29,560	1%	33,025	(9%)
Current Assets	238,831	204,043	17%	148,429	61%
Fixed Assets	413,331	332,815	24%	393,715	5%
Investments in an Associate and Other Investments	278	269	3%	278	0%
Other Assets and Noncurrent Accounts Receivables	17,413	18,568	(6%)	16,532	5%
Advances to Contractors	28,781	39,421	(27%)	31,722	(9%)
Deferred Income Taxes - net	20,944	14,998	40%	20,431	3%
Goodwill	549,718	530,661	4%	550,152	(0%)
Other Assets	617,134	603,917	2%	619,115	(0%)

Total Liabilities	432,896	590,208	(27%)	575,448	(25%)
Current Liabilities	165,414	202,889	(18%)	200,174	(17%)
Long-Term Liabilities	220,053	336,336	(35%)	326,810	(33%)
Deferred Tax Liability	32	2,470	(99%)	31	3%
Other Liabilities	47,397	48,513	(2%)	48,433	(2%)

Consolidated Stockholders’ Equity	836,400	550,567	52%	585,811	43%
Non-controlling Interest	3	4	(25%)	3	0%
Stockholders’ Equity Attributable to Controlling Interest	836,397	550,563	52%	585,808	43%

2020 First Quarter Results	Page 6

Other Information

Newly issued PFRS effective in 2019

PFRS 16, Leases (“PFRS 16”)

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Thousands of Philippine Pesos)	As of January 1, 2017
Assets for the right-of-use	2,187,292
Deferred income tax assets	33,509
Deferred income tax liability	(3,053)
Lease liabilities	2,309,165

Retained earnings [1]	(85,311)

[1]

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

As of March 31, 2020 and 2019, assets for the right-of-use amounted to PHP 1,867 million and PHP 2,039 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,089 million as of March 31, 2020 and PHP 2,251 million as of March 31, 2019. These amounts of financial liabilities as of March 31, 2020 and 2019 are included in the “Debt Information” section appearing on page 4.

2020 First Quarter Results	Page 7

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2020 and 2019 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2020 has been converted at the end of period exchange rate of 50.68 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2020 has been converted at the January to March 2020 average exchange rate of 50.83 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - March		First Quarter		January - March
	2020 average	2019 average	2020 average	2019 average	2020 End of period	2019 End of period
Philippine peso	50.83	52.11	50.83	52.11	50.68	52.50

Amounts provided in units of local currency per US dollar

2020 First Quarter Results	Page 8